Exhibit 12.1

Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

						Nine Months Ended
	Years Ended December 31,					September 30,
	2013	2012(iii)	2011(iv)	2010	2009	2014 (v)	2013
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates (i) (ii)	$532.8	$597.1	$436.8	$269.5	$94.5	$526.3	$356.9
Interest expense	80.6	100.4	129.1	158.1	173.7	54.5	61.2
Portion of rents representative of an appropriate interest factor	35.5	36.2	40.2	42.3	46.3	19.2	26.7
Distributed income of equity investments	12.5	19.8	18.1	19.5	7.3	15.8	6.5

Pretax income as adjusted	$661.4	$753.5	$624.2	$489.4	$321.8	$615.8	$451.3

Fixed Charges:
Interest expense	$80.6	$100.4	$129.1	$158.1	$173.7	$54.5	$61.2
Capitalized interest	1.1	0.9	1.0	1.3	2.8	0.7	0.8
Portion of rents representative of an appropriate interest factor	35.5	36.2	40.2	42.3	46.3	19.2	26.7

Fixed charges before preference dividends	$117.2	$137.5	$170.3	$201.7	$222.8	$74.4	$88.7
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	0.3	0.3	2.2	17.7	16.5	0.3	0.3

Total fixed charges	$117.5	$137.8	$172.5	$219.4	$239.3	$74.7	$89.0

Ratio of earnings to fixed charges and preference dividends	5.6	5.5	3.6	2.2	1.3	8.2	5.1

Ratio of earnings to fixed charges	5.6	5.5	3.7	2.4	1.4	8.3	5.1

Note: Excludes amortization of capitalized interest due to immateriality.

(i)	During 2013, 2012, 2011, 2010 and 2009, the Company recognized pre-tax debt retirement costs of $119.2 million, $20.1 million, $38.7 million, $68.3 million and $5.9 million, respectively, related to debt restructuring activities that occurred during the periods.
(ii)	During the nine months ended September 30, 2014 and September 30, 2013, the Company recognized pre-tax debt retirement costs of $6.6 million and $113.8 million, respectively, related to debt restructuring activities that occurred during the periods.
(iii)	During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.
(iv)	During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.
(v)	During the nine months ended September 30, 2014, the Company recognized pre-tax lease termination costs of $38.3 million, due to the early termination of certain operating leases and the related purchase of equipment.